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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Internet Brands, Inc.
(Name of Issuer)
Common Stock, Class A, par value $0.001 per share
(Title of Class of Securities)
460608102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Idealab

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		51,561

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,271,620

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,561

WITH:	8	SHARED DISPOSITIVE POWER

		12,271,620

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,323,181

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	28.5%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1  Based upon 40,177,834 shares of Class A Common Stock, par value $0.001 per share, outstanding as of December 31, 2007.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Idealab Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		10,974,661

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,974,661

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,974,661

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.4%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
2  Based upon 40,177,834 shares of Class A Common Stock, par value $0.001 per share, outstanding as of December 31, 2007.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William Gross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		28,093

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,323,181

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,093

WITH:	8	SHARED DISPOSITIVE POWER

		12,323,181

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,351,274

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	28.6%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
3   Based upon 40,177,834 shares of Class A Common Stock, par value $0.001 per share, outstanding as of December 31, 2007.

Item 1(a).	Name of Issuer:

Internet Brands, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245

Item 2(a).	Name of Person Filing:

(i)	Idealab, a California corporation;

(ii)	Idealab Holdings, L.L.C., a Delaware limited liability Company; and

(iii)	William Gross, a citizen of the United States.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	Idealab
130 W. Union Street
Pasadena, CA 91103

(ii)	Idealab Holdings, L.L.C.
130 W. Union Street
Pasadena, CA 91103

(iii)	William Gross
c/o Idealab
130 W. Union Street
Pasadena, CA 91103

Item 2(c).	Citizenship:

(i)	Idealab is a California corporation.

(ii)	Idealab Holdings, L.L.C. is a Delaware limited liability company.

(iii)	William Gross is a United States citizen.

Item 2(d).	Title of Class of Securities:
This statement relates to the Issuer’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”). Pursuant to Rule 13d-3(d)(1)(i)(A) and (B) of the Exchange Act of 1934, as amended (the “Act”), the number of shares of Class A Common Stock beneficially owned by each reporting person, as reported herein, includes (i) the number of options held by each reporting person that are exercisable within 60 days of December 31, 2007 and (ii) the number of shares of the Issuer’s Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) held by each reporting person. The Class B Common Stock is not registered under Section 12 of the Act, but each share of Class B Common Stock is convertible at any time, at the holder’s election, on one a one-for-one basis, into Class A Common Stock. The Class A Common Stock is registered under Section 12 of the Act.

Item 2(e).	CUSIP Number:
460608102

Item 3.	Not Applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2007.

(a)	Amount beneficially owned:
          (i) Idealab has sole or shared beneficial ownership of 12,323,181 shares of Class A Common Stock. Of these 12,323,181 shares of Class A Common Stock, (a) Idealab has sole voting and sole dispositive power with respect to 51,561 shares of Class A Common Stock underlying options that are exercisable within 60 days of December 31, 2007 and (b) shared voting and shared dispositive power with respect to 12,271,620 shares of Class A Common Stock. Of these 12,271,620 shares of Class A Common Stock, (a) 10,974,661 shares are owned directly by Idealab Holdings, L.L.C. (“Idealab Holdings”), with 7,949,661 of these shares being Class A Common Stock and 3,025,000 of these shares being Class B Common Stock that are convertible at any time, at Idealab Holdings’ election, on a one-for-one basis, into Class A Common Stock; (b) 238,546 shares are owned by Clearstone Venture Partners I-A, L.P. (“CVPI-A”); and (c) 1,058,413 shares are owned by Clearstone Venture Partners I-B, L.P. (“CVPI-B”). Idealab is the sole and managing member of Idealab Holdings, and as such may be deemed the beneficial owner of the shares held by Idealab Holdings. Idealab is one of three managing members of Clearstone Venture Management I, LLC, which in turn is the general partner of CVPI-A and CVPI-B, and as such Idealab may be deemed to have shared voting and shared dispositive power over the shares held by CVPI-A and CVPI-B. Any indication included herein that Idealab has or shares beneficial ownership of the shares held by CVPI-A and CVPI-B shall not be deemed an admission of beneficial ownership for purposes of Section 13 or 16 of the Act or for any other purpose.
          (ii) Idealab Holdings is the beneficial owner of 10,974,661 shares of Class A Common Stock, 3,025,000 shares of which are Class B Common Stock that are convertible at any time, at Idealab Holdings’ election, on a one-for-one basis, into Class A Common Stock.
          (iii) William Gross has sole or shared beneficial ownership of 12,351,274 shares of Class A Common Stock. Of these 12,351,274 shares of Class A Common Stock, (a) Mr. Gross has sole voting and sole dispositive power with respect to 28,093 shares of Class A Common Stock, representing 3,093 shares of Class A Common Stock and 25,000 options that are exercisable at any time and (b) shared voting and shared dispositive power with respect to 12,323,181 shares of Class

A Common Stock. Of these 12,323,181 shares of Class A Common Stock, (a) Idealab is the direct owner of 51,561 shares of Class A Common Stock underlying options that are exercisable within 60 days of December 31, 2007; (b) Idealab Holdings is the direct owner of 10,974,661 shares, 3,025,000 of which represent shares of Class B Common Stock that are convertible at any time, at Idealab Holdings’ election, on a one-for-one basis, into Class A Common Stock; (c) CVPI-A is the direct owner of 238,546 shares; and (d) CVPI-B is the direct owner of 1,058,413 shares. Mr. Gross is Chairman of the Board of Directors, Chief Executive Officer and a controlling shareholder of Idealab, which is the sole and managing member of Idealab Holdings, and as such Mr. Gross may be deemed the beneficial owner of the shares held by Idealab and Idealab Holdings. Mr. Gross is one of three managing members of Clearstone Venture Management I, LLC, which in turn is the general partner of CVPI-A and CVPI-B, and as such Mr. Gross may be deemed to have shared voting and shared dispositive power over the shares held by CVPI-A and CVPI-B. Any indication included herein that Mr. Gross has or shares beneficial ownership of the shares held by CVPI-A or CVPI-B shall not be deemed an admission of beneficial ownership for purposes of Section 13 or 16 of the Act or for any other purpose.

(b)	Percent of class (based upon 40,177,834 shares of Class A Common Stock outstanding as of December 31, 2007):

(i)	28.5% for Idealab;

(ii)	25.4 % for Idealab Holdings; and

(iii)	28.6% for William Gross.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
51,561 shares of Class A Common Stock for Idealab;
10,974,661 shares of Class A Common Stock for Idealab Holdings; and
28,093 shares of Class A Common Stock for William Gross.

(ii) Shared power to vote or to direct the vote:
12,271,620 shares of Class A Common Stock for Idealab;
0 shares of Class A Common Stock for Idealab Holdings; and
12,323,181 shares of Class A Common Stock for William Gross.

(iii) Sole power to dispose or to direct the disposition of:
51,561 shares of Class A Common Stock for Idealab;
10,974,661 shares of Class A Common Stock for Idealab Holdings; and
28,093 shares of Class A Common Stock for William Gross.

(iv) Shared power to dispose or to direct the disposition of:
12,271,620 shares of Class A Common Stock for Idealab;
0 shares of Class A Common Stock for Idealab Holdings; and
12,323,181 shares of Class A Common Stock for William Gross.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

(i) Included in the aggregate amount of 12,323,181 shares of Class A Common Stock disclosed herein as beneficially owned by Idealab are (a) 7,949,661 shares of Class A Common Stock and 3,025,000 shares of Class B Common Stock owned directly by Idealab Holdings, (b) 238,546 shares of Class A Common Stock owned directly by CVPI-A, and (c) 1,058,413 shares of Class A Common Stock owned directly by CVPI-B. Idealab has the power to direct the proceeds from the sale of the shares of Class A Common Stock held by Idealab Holdings and shares the power to direct the proceeds from the sale of the shares of Class A Common Stock held by CVPI-A and CVPI-B.

(iii) Included in the aggregate amount of 12,351,274 shares of Class A Common Stock disclosed herein as beneficially owned by William Gross are (a) 7,949,661 shares of Class A Common Stock and 3,025,000 shares of Class B Common Stock owned directly by Idealab Holdings, (b) 51,561 shares of Class A Common Stock underlying options owned directly by Idealab, (c) 238,546 shares of Class A Common Stock underlying options owned directly by CVPI-A, and (d) 1,058,413 shares of Class A Common Stock owned directly by CVPI-B. Mr. Gross has the power to direct the proceeds from the sale of the shares of Class A Common Stock held by Idealab and Idealab Holdings and shares the power to direct the proceeds from the sale of the shares of Class A Common Stock held by CVPI-A and CVPI-B.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 14, 2008.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of February 14, 2008.

IDEALAB
By:	/s/ William Gross
Name:	William Gross
Title:	Chief Executive Officer

IDEALAB HOLDINGS, L.L.C.
By:	/s/ William Gross
Name:	William Gross
Title:	President

WILLIAM GROSS
By:	/s/ William Gross
Name:	William Gross